                                                                   EXHIBIT 1

                                LETTER AGREEMENT


         Letter Agreement dated as of July 24, 1998, by and between Torotel, Inc., a Missouri corporation, and Caloyeras, Inc. a California corporation.

         1. GENERAL. The Proposed Terms Sheet attached to this letter and incorporated herein by reference sets forth the proposal discussed between us for a merger of a newly created subsidiary of Torotel, Inc. with Caloyeras, Inc. (Caloyeras, Inc., d/b/a Electronika, Inc., will also include the business and assets operating under the name of Magnetika/East). This letter, and the Proposed Terms Sheet (collectively, the "Proposal"), represents the parties' intention to negotiate in good faith a definitive Merger Agreement and all of the documents ancillary thereto (the "Definitive Agreements"), which will reflect in substance the Proposed Terms Sheet. The parties acknowledge that tax and accounting issues may require modification of the structure contemplated by the Proposed Terms Sheet.

         2. DUE DILIGENCE ACCESS. The parties agree to allow each other and their respective representatives access to the books and records (including without limitation information related to financial, accounting, commercial, legal, environmental, regulatory and employee benefits matters) of each other for purposes of conducting a due diligence review and confirming their understandings as to the status of each other's business, assets and related liabilities. In connection therewith, the parties and their respective representatives will be promptly introduced to, and thereafter permitted to contact and communicate with, upon prior notice to and consent of each other (which consent shall not be unreasonably withheld, delayed or conditioned), the other's officers, employees and agents.

         3. DEFINITIVE AGREEMENTS. The parties will proceed diligently and in good faith to negotiate, execute and deliver the Definitive Agreements, subject in all respects to (i) the approval of the parties hereto, (ii) verification of legal and factual issues deemed relevant by the parties, (iii) receipt of requisite regulatory and other third party approvals and consents and (iv) the satisfaction of the conditions precedent described in the Proposed Terms Sheet. The Definitive Agreements will contain such representations and warranties, agreements and covenants, conditions and indemnification provisions as are customarily found in agreements for a transaction of the size, type and complexity contemplated by this Proposal.

         4. EXPENSES. Each party will bear its own respective costs and expenses in connection with the proposed transaction, including without limitation the negotiation and preparation of this Proposal, the negotiation and drafting of the Definitive Agreements, financial advisory fees, finders fees and the obtaining of all regulatory and other approvals or consents.

         5. NO BINDING OBLIGATION. This proposal is an expression of the intent of the parties only and is subject to due diligence review and to the other terms and conditions set forth herein. Except as expressly set forth in Paragraph 2 and 4, this Proposal does not constitute or create, and shall not be deemed to constitute or create, legally binding or enforceable obligations on the part of any party hereto. No such obligation shall be created, except by the execution and delivery of the Definitive Agreements containing such terms and conditions of the proposed transaction as shall be agreed upon by the parties, and then only in accordance with the terms and conditions of the Definitive Agreements.

                                         Torotel, Inc.


                                         By: /s/ Dale H. Sizemore, Jr.
                                            ------------------------------------
                                         Name: Dale H. Sizemore, Jr.
                                         Title: Chairman



                                         Caloyeras, Inc.


                                         By: /s/ W. Edgar Jessup, Jr.
                                            ------------------------------------
                                         Name: W. Edgar Jessup, Jr.
                                         Title: Assistant Secretary

                                  TOROTEL, INC.
                              PROPOSED TERMS SHEET
                                 (JULY 24, 1998)

BUYER:                   Torotel, Inc. ("TTL")

SELLER(S):               Caloyeras, Inc. (dba Electronika, Inc.) which will
                         include the business and assets operating under the name of Magnetika/East. ("Target")

PROPOSED
TRANSACTION:             A newly created subsidiary of TTL will merge with the
                         Target in a Forward Triangular Merger (as a tax free reorganization under Section 368(a)(2)(D) with the Target being the surviving entity. The Target will own all business assets of Caloyeras, Inc. (dba
                         Electronika, Inc.) including the business and assets operating under the name of Magnetika/East free and clear of all liens and encumbrances, except for accruals and payables incurred in the normal course of business. TTL will exchange (1) 1,800,000 shares of TTL's common stock and (2) $2,500,000 of TTL's new
                         Class A Preferred Stock (5%, Cumulative, non-participating Preferred, callable at 110%, escrowed
                         - see below) for 100% of the outstanding stock of Target.

PRICE: The value of the Common Stock (1,800,000 X $.75 = $1,350,000) plus the $2,500,000 in Preferred Stock [escrowed - see below] equals a total purchase price for Target of Three Million, Eight Hundred Fifty Thousand Dollars ($3,850,000).

EARNINGS
PROTECTION:              In order to protect the shareholders of TTL, the
                         operations of Target will be accounted separately for the balance of the fiscal year of closing plus three full fiscal years after the year in which the closing occurs ("Escrow Period"). At closing, the $2,500,000 of Preferred Stock will be placed in escrow subject to the performance of Target during the Escrow Period. At the end of each fiscal year in Escrow Period, the Preferred
                         Stock will be released from escrow as follows:

                           A. The amount of EBIT-DA generated by Target, after the merger, during each fiscal year, will be calculated and verified by the independent auditors.

                           B.       For each One Dollar ($1) of EBIT-DA
                                    calculated in (A) One Dollar ($1) of
                                    Preferred Stock will be released from escrow within 30 days following the independent auditors verification of the calculation.

                           C. After final year end of the Escrow Period, any Preferred Stock remaining in escrow, will be returned to TTL and canceled.
REPS &
WARRANTIES:              In the definitive agreements, both parties will make
                         normal and customary Representations and Warranties for a transaction of this type. In addition, Target will warrant that they will own at least Four Hundred
                         Thousand Dollars ($400,000) of Cash, Accounts
                         Receivable, Inventory, Work In Process and Deposits, in excess of liabilities, at the time of closing. Within twelve months after closing, any amount of assets at closing that are determined to have been worthless or any liability of Target that was not disclosed, will reduce EBITDA for purposes of the calculation of the amount of Preferred Stock to be released from escrow.

VOTING
TRUST: At closing, a voting trust (or similar arrangement) will be formed to allow Peter Caloyeras to vote 525,165 shares of common stock owned by the Sizemore Family. This trust will provide that Mr. Caloyeras has the power to vote these shares for the Escrow Period. At the end of the escrow period, the trust will be liquidated and the voting rights will revert to the Sizemore Family. Both the Sizemore Family and Mr. Caloyeras will mutually agree on the trustee of the trust and on a list of specific matters on which Mr. Caloyeras may not vote the trusts shares.

REQUIRED
STEPS:                   The transaction is subject to the following steps:

                         A.  Further Due Diligence by both parties.

                         B.  Mutually acceptable definitive agreements.

                         C. A fairness opinion from an independent Investment Banker.

                         D.  Approval by both parties Board of Directors.

                         E.  Approval by the Securities and Exchange Commission.

                         F.  A shareholder vote approving the transaction.

EXPECTED
CLOSING DATE:            October 1, 1998 or as soon as possible.

SCOPE OF
TERMS SHEET:             The scope of this Proposed Terms Sheet is
                         limited to being a basis on which to discuss and negotiate a potential transaction between the parties.
                         IT IS NOT INTENDED, NOR IS IT TO BE CONSIDERED, AN
                         OFFER TO BUY OR SELL STOCK OF ANY PARTY.

CONFIDENTIALITY:         This document and all discussions surrounding it are
                         Strictly Confidential and subject to the written confidentiality agreement between the parties.